Exhibit 4.17

Loan Agreement

Contract No.: DSYJK20250619001

Party A (Lender): Wenquan Zhu

Party B (Borrower): Shenzhen Dashuyun Import and Export Trading Co., Ltd.

Both parties, through equality and voluntary consultation, have entered into this agreement in accordance with the Civil Code of the People’s Republic of China and relevant laws and regulations, regarding the loan provided by Party A to Party B. Both parties agree to abide by the following terms:

1. Loan Amount and Purpose

Party A agrees to lend Party B RMB 1,000,000 (in words: RMB One Million Only).

Party B undertakes that the loan shall be used solely for company operations and shall not be diverted for any other purpose.

2. Loan Term and Interest

The loan term shall be one (1) month, commencing on June 19, 2025 and ending on July 18, 2025.

During the loan period, Party A shall not charge any interest.

3. Dispute Resolution

Any disputes arising during the performance of this contract shall be resolved through negotiation between the parties or mediated by a third party. If negotiation or mediation fails, either party may file a lawsuit with the Nanshan District People’s Court in accordance with the law.

4. Effectiveness of the Contract

This agreement shall become effective upon signature or seal by both parties and upon Party A’s disbursement of the loan to Party B. Neither party may unilaterally alter this agreement without the other party’s consent.

5. Copies of the Agreement

This agreement is made in two (2) originals, with each party holding one (1), both having equal legal effect.

(Signatures below)

Party A (Lender):	/s/ Wenquan Zhu

Date: June 19, 2025

Party B (Borrower): Shenzhen Dashuyun Import and Export Trading Co., Ltd. (Company seal)

Date: _____________